4400 Route 9 South, Suite 1000 Freehold, NJ 07728 Phone: (646) 961-4459 Fax: (917) 591-6747 www.springcreekcapital.net

February 21, 2012

Accounting Branch Chief
Securities and Exchange Commission
Washington, D.C. 20549
Attention:  Melissa Rocha, Accounting Branch Chief

Re:  Staff Letters dated December 23, 2011 and February 10, 2012; SEC File No. 000-53339

Dear Ms. Melissa Rocha:

As a result of your above mentioned letters we have filed Amendments to our (i) Form 10-K for Fiscal Year Ended December 31, 2010 to update the cover page to include our current address and telephone number and to include the report of the predecessor auditor that audited a portion of the cumulative data on January 18, 2011 and on February 21, 2012 we refiled the Amendment to include all the information required by Item 8 of Form 10-K, including the notes to the financial statements that were omitted in the Amendment No. 1 to the Form 10-K; and  (ii) Form 10Q’s for the Fiscal Quarters ended March 31, June 30 and September 30, 2011 to include Exhibits 31.1 and 31.2 with the exact wording prescribed in Item 601(b)(310) (i) of Regulation S-K on January 18, 2012.

If you have any additional questions, please do not hesitate to contact me.

Sincerely,

/s/ Jan E. Chason
Jan E. Chason
Chief Financial Officer